

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
8895 N. Military Trail Suite 203B
Palm Beach Gardens, FL 33418

> **Re:** **Healthway Shopping Network, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 19, 2011**
> **File No. 333-166983**

Dear Mr. Gary:

Our preliminary review of your amended registration statement indicates that it fails to fully respond to our comment letter dated January 5, 2011. Among other matters, your amendment does not contain current financial statements. We will not perform a detailed examination of your amended registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ James A. Allegretto for

H. Christopher Owings
Assistant Director